RNS Miscellaneous

NEW UNILEVER OPERATING MODEL

UNILEVER PLC

Released 10:00:02 20 September 2022

RNS Number : 9535Z
Unilever PLC
20 September 2022

20 September 2022

New Unilever operating model - Business Group restatements

London - Unilever PLC releases historical Business Group financial information on the company website

On 1 July 2022, Unilever PLC implemented a new, more category-focused operating model organised around five Business Groups. The company replaced its previous matrix structure with these five distinct Business Groups: Beauty & Wellbeing, Personal Care, Home Care, Nutrition and Ice Cream. The Third Quarter trading statement which will be released on 27 October 2022, as well as future results reporting, will reflect the new organisation structure.

Today the company has released three years of historical data (since 2019) for each of the five new Business Groups. The information is available on the Investor Relations website:
https://www.unilever.com/investors/results-presentations/other-reporting-announcements/

Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY
United Kingdom

Press-Office.London@Unilever.com

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995, including with relation to Unilever's share buyback programme, its purpose and timetable. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance or outcomes. Because these forward-looking statements involve risks and uncertainties, actual

results may differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2021 and the Unilever Annual Report and Accounts 2021 available on our corporate website www.unilever.com.

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